EXHIBIT 23

Consent of Independent Auditors

Management of Chemtura as the Owners of
The Chemtura AgroSolutions Business of Chemtura Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-194012 and No. 333-196698) on Form S-8 of Platform Specialty Products Corporation of our report dated May 30, 2014, with respect to the combined balance sheets of the Chemtura AgroSolutions Business of Chemtura Corporation as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, net parent investment, and cash flows for each of the years in the two-year period ended December 31, 2013, which report appears in the Form 8-K of Platform Specialty Products Corporation dated July 11, 2014.

/s/ KPMG LLP

Stamford, Connecticut
July 11, 2014